Exhibit To Form NSAR
Mosaic Income Trust
December 31, 1999

Discussion of Merger Activity.

Effective July 1, 1999, the
Mosaic Bond Fund series of the Trust merged with the High Yield Fund series of the Trust. Contemporaneously with the merger, the combined fund became known as the Intermediate Income Fund. The reorganization was designed to be accomplished as a tax-free reorganization pursuant to Internal Revenue Code Section 368(a)(1)(C). As of the date of the merger, shareholders of Mosaic Bond Fund received approximately 3.12 shares of beneficial interest of Mosaic Intermediate Income Fund for each share they held of Mosaic Bond Fund. A total of 31,343 shares of Mosaic Bond Fund were outstanding as of the date of the reorganization, resulting in the issuance of 97,859 shares of beneficial interest. The Mosaic Bond Fund's net assets on June 30, 1999 ($640,045), including $7,781 of net unrealized depreciation, were combined with those of Mosaic High Yield Fund. Mosaic Bond Fund distributed all income to its shareholders prior to the reorganization and had no gains to distribute. The separate and combined aggregate net assets as of the date of the reorganization are as follows:

Financial Position for Merged Funds as of June 30, 1999
                                            Mosaic
Unaudited                                   Bond Fund

Investment in securities at cost          $  638,158
Investment in long-term
  securities at value                        607,379
Short-term investments                        23,000
Other assets                                  10,023

                                             640,402
Liabilities                                      357
Net assets                                $  640,045
Shares outstanding                            31,342
Net asset value per share                     $20.42


                                            Mosaic
                                            High
Unaudited                                   Yield Fund

Investment in securities at cost          $5,086,812
Investment in long-term securities
  at value                                 4,980,180
Short-term investments                        59,000
Other assets                                 219,921
                                           5,259,101
Liabilities                                      969
Net assets                                $5,258,132
Shares outstanding                           803,697
Net asset value per share                      $6.54

                                            Combined
                                            Mosaic
                                            Intermediate
                                            Income
Unaudited                                   Fund

Investment in securities at cost          $5,724,970
Investment in long-term
  securities at value                      5,587,559
Short-term investments                        82,000
Other assets                                 229,944
                                           5,899,503
Liabilities                                    1,326
Net assets                                $5,898,177
Shares outstanding                           901,556
Net asset value per share                      $6.54